Exhibit 2.1 / Letter to the Wisconsin OCI.


March 6, 2006


Mr. Tim Vande Hey
Insurance Financial Examiner - Advanced
Bureau of Financial Analysis and Examinations
125 South Webster Street
Madison, Wisconsin  53707-7873

     Re: Acquisition of Control of Physicians Insurance Company of Wisconsin Inc. by ProAssurance Corporation (Case No. 06-C29893)

Dear Mr. Vande Hey:

Thank you for your letter of February 28, 2006 in regards to the above captioned matter. The following information is in response to the items that were requested in connection with your Office's review of the proposed acquisition of control of Physicians Insurance Company of Wisconsin Inc. (hereinafter also, "PIC-WI").

In preparing these responses, ProAssurance has endeavored to locate all material management communications that have been requested in your letter of February 28, 2006. Any such communications have been supplied as noted in the responses below.

Acquisition of PIC-WI

     1.   Please  describe  the  process,   time  frame,  and  deliberations  by
          ProAssurance   Corporation's   management   and  boards  of  directors
          concerning the current plan to acquire PIC-WI.

          In March 2005, Cochran, Caronia & Co. ("Cochran"), PIC-WI's investment banking firm, contacted ProAssurance, among other companies, to determine if ProAssurance was interested in obtaining a non-controlling interest in PIC-WI. ProAssurance informed Cochran it was not interested in pursuing this option.

          In April 2005, Cochran contacted ProAssurance to discuss ProAssurance's interest, if any, in becoming a strategic partner of PIC-WI in a potential merger with PIC-WI. ProAssurance executed a confidentiality agreement and met with representatives of PIC-WI to obtain further insights.

          In June 2005, ProAssurance representatives met with the PIC-WI board to discuss a potential transaction and a non-binding proposal though which PIC-WI would become a part of ProAssurance, and its shareholders would receive either stock or cash, or a combination of stock and


                              Page 1, Cover Letter
          cash, in consideration for their shares. ProAssurance initially proposed a merger transaction in which PIC-WI's shareholders would have a right to receive (i) the greater of the statutory book value or $4,000 in cash, or (ii) shares of ProAssurance common stock with a value of the greater of 105% of the statutory book value or $4,200.

          By July 2005, ProAssurance had increased its offer to ProAssurance common stock with an implied value of $5,000 per share of PIC-WI common stock or cash equal to the greater of $4,000 or the statutory book value per share of PIC-WI common stock. ProAssurance later withdrew the cash option from its offer.

          In October 2005, the PIC-WI board directed its management to continue due diligence with ProAssurance and prepare a definitive agreement for the PIC-WI board's consideration.

          During October and November, 2005, ProAssurance and PIC-WI performed due diligence on each other and evaluated the results. An oral presentation of the findings was presented to the ProAssurance board on December 7, 2005.

          After careful consideration, at its meeting on December 7, 2005, ProAssurance's board determined that the merger agreement and the merger are in the best interest of ProAssurance and its stockholders. Accordingly, ProAssurance's board, by unanimous vote of the directors, adopted the merger agreement.

          For a more complete discussion regarding the timeframe of the transaction, please see pages 22-27 of the S-4 Registration Statement.

     2. Provide copies of the portions of the board minutes of ProAssurance Corporation that relate to deliberations on the proposed acquisition of PIC-WI's shares or related transactions.

          Due to the confidential nature of the content of the ProAssurance Board minutes that discuss the PIC-WI transaction, copies will be submitted supplementally.

     3. Please provide page 22 of the Agreement and Plan of Merger as the page was not provided in the filing.

          Page 22 of the Agreement and Plan of Merger is attached as Exhibit A.

     4. How has ProAssurance Corporation estimated the fair market value of PIC-WI in determining what to offer for the shares of PIC-WI? Please provide copies of any management communications that relate to this topic.

          ProAssurance management evaluated the transaction based on the book value of PIC-WI, the strategic value of the transaction to ProAssurance and the form of consideration being paid (the book value market multiple of ProAssurance's common stock).


                              Page 2, Cover Letter

          ProAssurance retained the services of an investment banking firm to provide a fairness opinion as to the purchase price offered for PIC-WI stock. The opinion which was presented to the ProAssurance board at the December 7, 2005 meeting, evaluates the proposed transaction as it relates to recent similar transactions and overall pricing methodologies used in the industry.

          Due to the confidential nature of management's evaluation and the fairness opinion presentation, copies of these materials will be submitted supplementally.

     5. Please identify the intended benefits to the ProAssurance Group that is expected to be achieved by the proposed acquisition of PIC-WI.

          In concluding that the merger is in the best interests of ProAssurance and its stockholders, ProAssurance's board considered information and analyses regarding the business of PIC-WI and the proposed merger provided by management and by outside financial, legal and actuarial advisors. ProAssurance's board considered the following factors that supported the decision to approve the merger:

          o The merger with PIC-WI is consistent with ProAssurance's goal of building a larger and stronger professional liability organization with similar classes of business in states within or adjacent to ProAssurance's geographic footprint.

          o The merger will continue the expansion of ProAssurance's medical professional liability insurance business through combinations with other professional liability insurers.

          o ProAssurance has had success integrating other companies like PIC-WI that were originally formed by physicians and that are close with the local physician community.

          o PIC-WI's claims and underwriting staff will enable ProAssurance to apply local knowledge to individual risk selection and claims management in Wisconsin and surrounding states.

          o The merger has been recommended by ProAssurance management and [financial advisor] has advised that the transaction is fair to the shareholders of ProAssurance.

     o A further discussion regarding the benefits of the PIC-WI transaction are contained on pages 35 and 36 of the S-4 Registration Statement.

Operations

     6. Does ProAssurance Corporation expect PIC-WI to expand or contract its territory of operations? Please provide copies of any management communications that relate to this topic.


                              Page 3, Cover Letter

     See answer to question 7 and the Plan of Operation which was submitted as an exhibit to the Form A.

     7. Which types of insurance programs and services will ProAssurance Corporation expect PIC-WI to seek to expand, reduce or terminate following the proposed change in control? Please provide copies of any management communications that relate to this topic.

          Post merger, it is the intent of ProAssurance to continue PIC-WI as a Wisconsin domiciled insurer and maintain its strong presence in Wisconsin and allow it to continue to service its core market. PIC-WI's Madison, Wisconsin office will also serve as ProAssurance's Northwest regional office.

          The existing PIC-WI Claims office in Madison will remain in place. ProAssurance intends to locate underwriting, policy administration, and risk management operations for Wisconsin, Iowa, Minnesota, Nebraska, Nevada and South Dakota into the PIC-WI office in Madison. Any admitted business currently written by the ProAssurance in these states will be transferred to Madison for policy administration.

          Underwriting, policy administration, and risk management for the Illinois business of PIC-WI will be consolidated into the ProAssurance underwriting office located in Okemos, Michigan and claims will be
          serviced  by  the  existing   ProAssurance  claims  office  in  Lisle,
          Illinois.

          ProAssurance intends to continue to write all Wisconsin business through PIC-WI as a statutory company. At this time, a decision has not been made as to which statutory entity will be utilized to write the PIC-WI and ProAssurance business outside of Wisconsin. All local offices of ProAssurance have the ability to issue coverage through any of the ProAssurance statutory entities; and, accordingly, the Madison office will have access to the other ProAssurance statutory admitted companies. Initially, the business will continue to be written through the current companies. In the future, business may be transferred between companies upon policy renewal, with these decisions based primarily on the capacity and rating agency considerations. For any insureds that are ultimately moved from one carrier to another carrier within the ProAssurance group, tenure with the prior company will be honored for purposes of a free tail due to Death, Disability or Retirement.

          Other than administrative changes noted above, ProAssurance does not have any plans to contract PIC-WI territories. ProAssurance is hopeful that PIC-WI will be able to expand its current writings in its existing territories. Any growth outside its current territories will be dependent on its underwriting capacity to sustain further growth and markets whereby PIC-WI will not be in direct competition with other ProAssurance insurers.

          Please refer also to the information presented in the Plan of Operations submitted as an exhibit to the Form A filed with the OCI in conjunction with this transaction.


                              Page 4, Cover Letter

     8. Does ProAssurance Corporation expect PIC-WI to reduce or terminate services in any region of this State in which it is currently active? Please provide copies of any management communications that relate to this topic.

          ProAssurance does not intend to reduce or terminate services currently provided by PIC-WI in Wisconsin. Please see the response to question 7 above and the Plan of Operations

     9. Does ProAssurance Corporation plan to have PIC-WI purchase or sell any books of business over the next twelve months? Please provide copies of any management communications that relate to this topic.

          ProAssurance does not have any plans for PIC-WI to purchase or sell any books of business over the next twelve months. As a matter of general practice, ProAssurance evaluates opportunities to purchase books of business. Such opportunities could involve PIC-WI if the books of business are in the states served by PIC-WI.

     10. As noted in your filing, ProAssurance Corporation while licensed in many of the same jurisdictions as PIC-WI hasn't obtained a similar market presence in several of the jurisdictions. Please explain why the company hasn't either more aggressively pursued business in these jurisdictions or has been unsuccessful in its pursuit of these jurisdictions. You may exclude Wisconsin from your response to this specific question.

          ProAssurance, through its insurance subsidiaries, has obtained licenses in several states surrounding its domicilary states in order to accommodate boarder situations for insureds it is currently servicing. In addition, possessing these licenses places the company in a position to acquire either books of business or entire companies, whichever the case may be, when presented with attractive business opportunities.

          Much of ProAssurance's growth has been through mergers and acquisitions of both companies and books of business. Since it is very difficult for medical malpractice companies to successfully enter a market with no history or ties to that market, ProAssurance typically will only enter a market through merger and acquisition activities or very slowly over a number of years through organic growth.

     11. To what extent does ProAssurance Corporation medical liability rates reflect distinctions specific to individual jurisdictions and to what extent do rates charged reflect cross-jurisdictional pressures common to medical liability market in general.

          When calculating rates for a specific state, ProAssurance uses loss cost and trend information from that particular state. If ProAssurance has no loss experience of its own from the state with which to project the pure premium, then information is utilized from the rate filings of the largest writers of professional liability insurance from that jurisdiction. Accordingly, loss costs are calculated entirely based on state specific information. The loads for commissions, taxes, licenses, and fees are also based on state specific requirements.


                              Page 5, Cover Letter

          Some rating items, however, are based on ProAssurance's countrywide experience, supplemented with industry information as compiled by the Insurance Services Office (ISO), with their permission. These items include increased limits factors and specialty relativities. Once loss experience is available for a specific state, however, these two items are reviewed on an annual basis to ascertain whether the increased limits factors or specialty relativities need to be adjusted to reflect state specific experience.

          Other expenses which are based on companywide, cross jurisdictional data include the load for Death, Disability, and Retirement reporting endorsements for claims-made coverage, the load for Profit and Contingencies, and the load for General and Other Acquisition Expenses.

     12. What changes does ProAssurance Corporation expect will occur in regards to PIC-WI concerning the factors determining rate levels? Please provide copies of any management communications that relate to this topic.

          In general, ProAssurance does not anticipate any significant changes in the factors that determine the rate levels for PIC-WI. The expense levels that underlie current PIC-WI rates are quite similar to those currently utilized by ProNational Insurance Company, a ProAssurance subsidiary, for its current rates in Wisconsin.

          The only rating factors that are significantly different between the two companies for the physician and surgeon programs are the Profit and Contingencies load and the Commission load. PIC-WI does not currently incorporate a load for Profit and Contingencies into their rates. ProAssurance typically utilizes a profit and contingency factor, net of investment income, based on estimated earnings as a percent of earned premiums and the required return on equity from insurance operations.

          In the most recent physician and surgeon rate filings for ProAssurance, this load has been calculated in the 3.5% to 4.5% range. Over the next two years, ProAssurance would introduce a similar provision for profit and contingencies into the ratemaking process. As for the commission load, PIC-WI currently utilizes a 5.8% load for commissions in their physician rates and a factor of 10% in their hospital rates. ProNational uses loads of 8% and 10%, respectively. ProAssurance does not anticipate any changes being made to the Wisconsin agency force that is currently being utilized by PIC-WI.

          PIC-WI currently offers medical liability coverage on both a claims-made and an occurrence basis with 12.9% of its total writings on the occurrence form. ProAssurance no longer offers coverage on an occurrence basis. Going forward, ProAssurance and PIC-WI will evaluate the desirability of maintaining the occurrence form.

          Finally, the load for general liability rates for the hospital professional liability programs are significantly different between the two companies. PIC-WI currently utilizes a 19% charge, while the comparable charge for ProNational is 10%. This charge would be reviewed in future rate filings, with deference given to PIC-WI experience.


                              Page 6, Cover Letter

     13. Are the information technology platforms currently in place at ProAssurance Corporation and PIC-WI relatively compatible? How long is the integration of information technology platforms anticipated to take?

          The companies currently operate on distinct information technology platforms. Both companies are currently in the process of evaluating the best long-term solution for their combined information technology needs. While it is possible to operate on separate platforms, it is the preference to operate on one platform for medical malpractice business.

          Integration of information technology platforms takes approximately one-year. This allows ample time for analysis, data conversion, and testing. The discontinued system is also maintained for validation and back-up purposes until management is fully satisfied that the integration has been successfully completed.

Effect on Wisconsin's Insurance Market

     14. The American Medical Association categorizes Wisconsin as a state that is not in crisis or showing problem signs with respect to medical liability. To what factors does ProAssurance Corporation attribute the relatively stable medical malpractice environment in Wisconsin? Please provide copies of any management communications that relate to this topic.

          While ProAssurance is not an expert on the medical malpractice environment in Wisconsin, it sees two significant factors that have led to the relatively stable medical malpractice environment in Wisconsin.

          The Patient's Compensation Fund with the previously existing cap on non-economic damages has certainly been important. Generally speaking, states with funds and states with caps have experienced relative stability. With the elimination of the cap last summer, one pillar of this stability has been diminished and ProAssurance fears that the environment could change adversely in the future. The absence of the cap has already significantly increased the rates for Patient Compensation Fund coverage, based on projected increased loss severity. The potential for greater recoveries may also result in more suits being filed, i.e., greater claim frequency, which will likely increase both indemnity and defense costs at the primary and Fund levels.

          ProAssurance also believes that the physician oriented history of PIC-WI and its approach to the market has worked to stabilize the market. PIC-WI and ProAssurance share the same orientation of careful selection of risks, aggressive defense of claims, and ongoing risk management programs designed to reduce adverse events that could result in medical malpractice claims. Moreover, by aggressively defending claims, PIC-WI has not only produced strong results for its customers, but has also limited the number of claims that may have otherwise reached the Fund. The PIC-WI approach to claims defense will be supported and continued by ProAssurance.


                              Page 7, Cover Letter

     15. To what extent, if any, does ProAssurance Corporation believe PIC-WI has contributed to the stability of the medical liability market in Wisconsin? Describe ProAssurance Corporation's plans for PIC-WI that may affect PIC-WI's contribution to the Wisconsin medical malpractice market, including, but not limited to, plan for maintaining a relationship with Wisconsin physicians and operating functions aligned with Wisconsin interests and plans for competitive products and rates.

          ProAssurance believes that the physician founded insurers (including ProAssurance and PIC-WI) contribute to the stability of the medical liability market in Wisconsin and generally. These carriers are devoted to their clientele and markets; they are committed to the line of business; and, they are actively involved in tort reform and related efforts.

          In each of its previous mergers, ProAssurance has retained key personnel, allowing it to maintain a local presence and preserve the important institutional knowledge especially in claims management, underwriting, and risk management. ProAssurance believes that this ability to utilize local knowledge is a critical factor in the operation of its companies and leads to market stability. The successful integration of each organization demonstrates ProAssurance's commitment to the local marketplace where it does business.

          ProAssurance also works actively with organized medicine and values PIC-WI's positive working relationship with the Wisconsin Medical Society. ProAssurance will look to preserve that relationship.

          Post merger, it is the intent of ProAssurance to continue PIC-WI as a Wisconsin domiciled insurer and maintain its strong presence in the Wisconsin and allow it to continue to service its core market. PIC-WI will serve as ProAssurance's Northwest regional office. ProAssurance emphasizes a local approach to its insurance markets.

          ProAssurance has evaluated the current rate structure of PIC-WI and is of the opinion that the rates are generally adequate for the risks being underwritten and does not have any plans to significantly deviate from PIC-WI's current rate making strategies.

     16.  What  would  the  proposed   acquisition  of  PIC-WI  by  ProAssurance
          Corporation contribute in terms of preserving and enhancing the existing relative stability of Wisconsin's medical malpractice environment? Please provide copies of any management communications that relate to this topic.

          ProAssurance does not have plans to make changes to the operations of PIC-WI that relate to the relative stability of the medical malpractice environment in Wisconsin. ProAssurance brings a larger and stronger balance sheet and access to capital that will allow PIC-WI to continue its mission of service to Wisconsin physicians.


                              Page 8, Cover Letter

     17. Please comment on ProAssurance Corporation's view of the current adequacy of medical liability rates being charged in Wisconsin. Please provide copies of any management communications that relate to this topic.

          PIC-WI has based its January 1, 2006 rate levels on their own loss experience in the state of Wisconsin. The selected rate increases are considered reasonable by ProAssurance in light of the uncertainty over loss costs attributable to the loss of the cap on non-economic damages. In general, the requested rate levels appear to be adequate.

     18. Compare and contrast rate levels charged in Wisconsin by ProAssurance Insurance entities with those charged by PIC-WI during the last 3 years.

          Following is a comparison of rate levels as charged in Wisconsin by ProAssurance and by PIC-WI.


--------------- ---------------------------------------------- ------------------------------------------------
                                   PIC-WI                                        ProNational
--------------- ---------------------------------------------- ------------------------------------------------
                   2003        2004       2005        2006         2003         2004       2005        2006
--------------- ----------- ----------- ---------- ----------- ------------- ----------- ---------- -----------
Internal          5,612       5,973       5,973      6,272         N/A         6,505       7,675      7,675
Medicine
--------------- ----------- ----------- ---------- ----------- ------------- ----------- ---------- -----------
General           19,641      21,504     21,504      22,579        N/A         20,511     24,985      24,985
Surgery
--------------- ----------- ----------- ---------- ----------- ------------- ----------- ---------- -----------
OB/GYN            30,304      32,255     32,255      33,869        N/A         28,915     35,371      35,371
--------------- ----------- ----------- ---------- ----------- ------------- ----------- ---------- -----------


          *Information as contained in the Medical Liability Monitor for 2003-2005. 2006 based on currently filed and approved rate levels.

          Please note that ProNational rates were calculated based on the Wisconsin rate level indications for PIC-WI, Medical Protective, and Midwest Medical Insurance Company. The indications from these competitors were given the following weights: 30%, 65%, and 5%, respectively. Had the rate level indication been based entirely upon PIC-WI indications, then the 2006 rates for ProNational would have been as follows:

-------------------------------------- ------------------------------------
                                                      2006
-------------------------------------- ------------------------------------
Internal Medicine                                     6,760
-------------------------------------- ------------------------------------
General Surgery                                      21,783
-------------------------------------- ------------------------------------
OB/GYN                                               30,796
-------------------------------------- ------------------------------------


          The hospital liability rates for the two companies are significantly different. ProNational rates were based on the filed and approved rates and rating factors for OHIC, since ProNational had focused on marketing to former OHIC policyholders.


                              Page 9, Cover Letter

---------------------------------------------------------------------------
                   Wisconsin 2006 Hospital Rate Comparison
---------------------------------------------------------------------------
                               PIC-WI                       ProNational
------------------------ ------------------------- ------------------------
Acute Care Bed                 644.00                        1,877.32
------------------------ ------------------------- ------------------------
Psych Bed                      644.00                        1,407.99
------------------------ ------------------------- ------------------------
Other O/P Visit                32.20                           56.32
------------------------ ------------------------- ------------------------
E/R Visit                      186.76                         187.73
------------------------ ------------------------- ------------------------


     19. ProAssurance Corporation has several licensed insurance companies in the State of Wisconsin and has not yet written significantly in the state. Does this represent the intended market presence within Wisconsin? If so, please identify the factors contributing to management's determination of this level of market penetration. If not, please identify factors for the company's inability to acquire its intended market share. Please provide copies of any management communications that relate to this topic.

          Two of ProAssurance's admitted carriers are currently licensed in Wisconsin. Both of these companies acquired these licenses prior to their business combination in 2001. Both companies had obtained the licenses for the reasons stated in question 10. above. Neither ProNational Insurance Company nor The Medical Assurance Company, Inc. had previous intentions of gaining significant market share in Wisconsin without doing so through a merger or acquisition. Since
          PIC-WI writes the majority of the medical malpractice business in Wisconsin, the opportunity for such entrance into Wisconsin has not presented itself to either company prior to this transaction.

     20. In March 2004, ProAssurance purchased the renewal rights to all of OHIC Insurance Company's physician, hospital and healthcare facility business in Indiana, Illinois, Kansas, Kentucky and Wisconsin. As a result of the purchase, OHIC Insurance Company's writings in Wisconsin declined significantly in 2004; however, it was unclear what entity in the ProAssurance group wrote the renewals of this business. Please explain the current status of this renewal business and what, if any, challenges has the group faced with procuring these renewals.

          When the renewal rights were acquired, ProAssurance publicly stated that it expected to write no more than one-third of the expiring business, measured by premium volume. We believed that the business was underpriced, a portion of the accounts would not meet our underwriting standards and the medical malpractice market was becoming more competitive. Nevertheless, ProAssurance was interested in completing the transaction as a way of entering or expanding its presence in these markets for a relatively low cost. As expected, once ProAssurance underwriting criteria and pricing were applied, ProAssurance wrote approximately $5 million of the $17 million of expiring premium. The business was written by either ProNational Insurance Company or The Medical Assurance Company, Inc., depending on which entity operates in each of the states in question.


                              Page 10, Cover Letter

     21. How has the proposed acquisition of PIC-WI affected the marketing plans of ProAssurance Corporation in Wisconsin? Please provide copies of any management communications that relate to this topic.

          ProAssurance had identified Wisconsin as a growth state in its 2005-2008 Strategic Plan. However, due to the strong market position of PIC-WI, ProAssurance has not obtained any significant market share. The references to Wisconsin contained within ProAssurance's 2005-2008 Strategic Plan are attached as Exhibit B.

     22. How does the proposed acquisition change the business plans of ProAssurance Corporation with respect to marketing in jurisdictions in which they participate or previously intended to participate? Please provide copies of any management communications that relate to this topic.

          With the exception of states in which both ProAssurance and PIC-WI have a presence, this transaction does not affect any business plans of ProAssurance with respect to marketing in jurisdictions in which ProAssurance participates or previously intended to participate. For the states in which there is overlap, the plan for the combination of those books of business is addressed in question 7. above. The combined market share in any of these overlapping states is not significant as compared to pre-merger market share. At this time, ProAssurance has not decided if it intends to expand its writings in states other than the states now served by PIC-WI post merger.

     23. Does ProAssurance Corporation plan to purchase or sell any books of business over the next twelve months? Please provide copies of any management communications that relate to this topic.

          ProAssurance is continually and actively pursuing mergers and acquisitions and may be in some phase of negotiations or potential negotiations at any given time. When negotiations take place, they are subject to a confidentiality agreement and due to the fact that ProAssurance is a publicly traded company, ProAssurance would be unable to disclose information publicly. ProAssurance will assure the OCI that no foreseeable transactions would impact the plans for PIC-WI as herein stated or presented in the Plan of Operation, nor diminish the importance of the PIC-WI transaction to ProAssurance.

The Holding Company System, it Governance and Resources

     24. For each of the following companies in the holding company system of ProAssurance Corporation:

     a.   Medical Assurance, Inc.
     b.   IAO, Inc.
     c.   Medical Assurance of Indiana Agency, Inc.
     d.   Mutual Assurance Agency of Ohio, Inc.
     e.   ProAssurance Group Services Corporation
     f.   NCRIC Corporation
     g.   NCRIC, Inc.


                              Page 11, Cover Letter

     h.   American Captive Corporation
     i.   National Capital Insurance Brokerage, Ltd.
     j.   National Capital Risk Services, LLC
     k.   NCRIC Insurance Agency, Inc.
     l.   Healthcare Compliance Purchasing Group, LLC
     m.   E-Health Solutions Group, Inc.
     n.   NCRIC Physicians Organization, Inc.
     o.   Professionals Group, Inc.
     p.   MEMH Holdings, Inc.
     q.   American Insurance Management Corp.
     r.   Professionals National Insurance Co., Ltd.
     s.   ProNational Insurance Agency, Inc.
     t.   Physicians Protective Plan, Inc.
     u.   Professionals Protective Plan, Inc.
     v.   Professional Group Services Corp.
     w.   PRA Services Corporation


          Please provide the following information:


     a.   Date of Incorporation
     b. Financial statements as of the most recent reporting period (unaudited is acceptable, if that's the best available)
     c.   Description of current purpose and activities
     d. Capitalization structure, including the number of shares authorized, and issued and outstanding for each class of common and preferred stock as well as any debt issued, if any.

          Please see attached Exhibit C for a complete listing of ProAssurance subsidiaries and the requested information. Due to its confidential nature, the financial information on these companies will be provided supplementally.

     25. Please provide us with a copy of the most recent holding company registration statement filed with the Alabama Department of Insurance.

          Form B dated May 27, 2005 (including amendments 1 and 2) filed by The Medical Assurance Company, Inc. with the state of Alabama and Form B dated April 27, 2005 (including amendments 1 and 2) filed by ProNational Insurance Company with the state of Michigan are attached hereto as Exhibits D and E, respectively.

     26. On August 3, 2005, ProAssurance Corporation completed its acquisition of NCRIC Group, Inc. Please compare the pre-acquisition anticipated management and employment changes with actual results at this stage of the integration and what is foreseeable at this point. If results varied materially from expectations, please identify cause of deviation.

          The transition and integration of NCRIC continues to go as operationally expected. While the information technology conversion has taken a bit longer than originally expected, this delay has


                              Page 12, Cover Letter
          occurred due to training issues and implementation of an imaging system which took priority over the system conversion. In addition, the timing of year-end processing and the transfer of books of business between the various statutory companies were given priority and schedules had to be rearranged.

          The accounting transition is going smoothly. Year end 2005 was completed by NCRIC accounting staff located in the District of Columbia. All 2006 accounting functions are currently being performed by personnel located in Birmingham, Alabama. The 2006 year end will be completed by accounting personnel located in Birmingham, Alabama. The Senior Vice President and Treasurer of NCRIC has agreed to remain with ProAssurance through July 2006 in order to complete the 2005 accounting year and complete the NCRIC Triennial Financial Exam which is scheduled to begin in early April 2006.

          The NCRIC reinsurance program was combined with the ProAssurance reinsurance program effective January 1, 2006.

          Both the marketing and underwriting transitions are complete with the NCRIC personnel realigning responsibilities for certain states. They will be assuming responsibility for providing services for The Medical Assurance Company and ProNational Insurance Company business in Virginia and Delaware while they will relinquish the NCRIC business in West Virginia.

          The only unexpected development that varied from ProAssurance's original plan for NCRIC personnel is that the Vice President of Claims has recently tendered his resignation. This was always a possibility due to the Change of Control agreement applicable to NCRIC senior officers. This individual has agreed to continue with the organization until June 2006 to assist with and oversee the conversion of claims and to provide ProAssurance with ample time to identify his replacement - including candidates from within NCRIC.

     27. What is ProAssurance Corporation's view of what represents a proper level of capitalization for an insurance subsidiary? How will this view be implemented with respect to PIC-WI.

          ProAssurance statutory companies operate within the acceptable NAIC financial and regulatory guidelines. At a very minimum, ProAssurance expects all of its insurance subsidiaries to operate above the standards established by the domicilary states. The general goal is to have the companies capitalized at levels that will obtain secure ratings from qualified rating agencies. ProAssurance has capital available to enable its statutory companies to remain financially strong at levels acceptable to the regulators.

     28. What is the planned level of capitalization for PIC-WI following the change in control? What is the intended form of capitalization, that is, among common stock, preferred stock, surplus notes, gross paid-in and contributed surplus, and unassigned funds?


                              Page 13, Cover Letter

          ProAssurance believes PIC-WI is currently well capitalized. ProAssurance does not have any current plans to change either the level of capitalization or the structure of capitalization for PIC-WI following the change of control. From time to time, management will evaluate capital requirements based on current and future operations, and recommend adjustments accordingly. ProAssurance intends to maintain the financial strength, stability and rating of PIC-WI. ProAssurance endeavors to keep its statutory subsidiaries operating at a premium to surplus ratio of approximately 1:1. ProAssurance intends to retain PIC-WI's surplus note.

     29. Will the acquisition of PIC-WI trigger any change in control provisions under the terms of any executive employment agreement? What is the anticipated amount of change-in-control payments as a consequence of the proposed acquisition of shares?

          The acquisition of PIC-WI will enable certain PIC-WI officers to trigger the change in control provisions under the terms of their employment agreements or severance plan if there are changes in their employment status. The benefits and expected payouts are outlined on pages 36 - 38 of the S-4 Registration Statement filed as an exhibit to the Form A. Pages 36-38 of the S-4 Registration Statement are attached hereto as Exhibit F.

     30. Please describe material pending litigation in which the parties to the proposed acquisition are involved. Has either ProAssurance Corporation retained independent counsel that is actively representing them concerning these matters? We are not requesting release of attorney-client privileged information or communications, if any, only whether there is active representation by independent counsel on these matters.

          NCRIC v. Columbia Hospital for Women - As a result of an action by NCRIC, Inc. to recover $2 million in premium alleged owing under a retrospective rating plan, Columbia Hospital for Women filed a counter claim for tortuous interference with a business relationship, breach of contract and bad faith. The jury verdict in February 2004 resulted in no award to NCRIC on its contract claim and an $18.2 million award to Columbia Hospital for Women on the counterclaims. The case is currently on appeal to the District of Columbia Court of Appeals. NCRIC has reserved the claim and posted a bond.

          ProAssurance always retains independent counsel to represent it concerning any litigation against the company.

     31. What is the philosophy of ProAssurance Corporation with respect to entry to and exit from different jurisdictions and market segments?

          As stated in question 10, ProAssurance typically enters markets through mergers or acquisitions and in smaller markets through organic growth.

          If ProAssurance decides to exit a particular market, it does so only after making significant efforts to operate successfully in that market. If there is a particular market in which the litigation climate does not produce fair and reasonable verdicts, ProAssurance will evaluate whether it can continue to operate successfully in that market.


                              Page 14, Cover Letter

          ProAssurance takes very seriously its responsibility to the market and its responsibility to maintain strong, financially stable statutory insurance companies. An example of a state where ProAssurance was unable to achieve this balance was Mississippi, where ProAssurance currently does not write business as an admitted carrier.

     32. What are the plans under consideration of ProAssurance Corporation concerning commitment to particular lines of insurance, segments of medical malpractice insurance, and particular jurisdictions?

          ProAssurance considers itself a general writer of physician liability exposure and does not restrict its writing to certain specialties. On a more limited basis, ProAssurance writes hospitals and other health care facilities, dentists, and legal professionals.

          ProAssurance has reviewed the scope of writing at PIC-WI and does not anticipate any changes in this scope. Likewise, ProAssurance does not anticipate any change in the geographic scope of operation. However, as outlined in response to question 7, there will be certain reassignments of responsibility for overlapping markets.

     33. Will the existing employees of PIC-WI be transferred to become employees of a different entity within the holding company system? If so, which one(s)?

          Currently, most employees in the ProAssurance organization are employed by a subsidiary of ProAssurance, ProAssurance Group Services Corporation which also houses the ProAssurance benefit plans. The statutory companies are parties to intercompany management services and expense sharing agreements that allow the sharing of employees among the companies to provide services which are then allocated among the various companies. For instance, accounting and information technology employees service all statutory companies. A portion of their salaries are allocated between the companies based on written premium levels. It is anticipated that PIC-WI will participate in this arrangement.

Regulatory Matters

     34. Please provide correspondence, if any, with the Alabama Insurance Department or the Michigan Office of Financial and Insurance Services concerning the proposed acquisition.

          ProAssurance has provided the Alabama Insurance Department and the Michigan Office of Financial and Insurance Services with copies of the Form A which was submitted to the OCI. Copies of the transmittal letters dated December 21, 2005 are attached as Exhibit G.

          In addition, PIC-WI has filed a request for exemption from requalification with the Michigan Office of Financial and Insurance Services. A copy of this exemption request dated March 2, 2006 is attached hereto as Exhibit H.


                              Page 15, Cover Letter

          ProAssurance has not received any communications from either the Alabama Insurance Department or the Michigan Office of Financial and Insurance Services regarding the PIC-WI transaction.

     35. Has ProAssurance Corporation considered any future redomestication of PIC-WI? If so, what is the anticipated time frame?

          ProAssurance has no plans to redomesticate PIC-WI and has not considered any future redomestication of PIC-WI.

We hope that the above information will enable the OCI to complete its review and set the date for the Form A hearing. Attached please find ProAssurance's waiver of the 10 day notice requirement.

ProAssurance representatives are available to meet to discuss these responses or any other matters of interest with the OCI at your convenience. Please let me know if you need anything further.

Sincerely,
/s/ Victor T. Adamo
Victor T. Adamo
President


                              Page 16, Cover Letter